Dan Gibbons +1 212 450 3222 dan.gibbons@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

April 12, 2024

Re:	Grayscale Bitcoin Trust (BTC)
Preliminary Information Statement on Schedule 14C
Filed March 22, 2024
File No. 001-41906

David Lin

Justin Dobbie

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Lin and Mr. Dobbie:

On behalf of our client, Grayscale Investments, LLC, a Delaware limited liability company and the sponsor (the “Sponsor”) of Grayscale Bitcoin Trust (BTC) (the “GBTC Trust”), this letter sets forth the Sponsor’s responses to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated April 5, 2024, relating to the GBTC Trust’s Preliminary Information Statement on Schedule 14C. The Sponsor has revised the Preliminary Information Statement on Schedule 14C and is filing Amendment No. 1 to the Preliminary Information Statement on Schedule 14C (the “Information Statement”) together with this response letter.

For your convenience, we have reproduced the Staff’s comments preceding the Sponsor’s responses below. All capitalized terms used and not defined herein shall have the meaning given to them in the Information Statement. Where applicable, we also make reference to the registration statement on Form S-1 (333-277837) filed by Grayscale Bitcoin Mini Trust (BTC) (the “BTC Trust”) on March 12, 2024, as amended from time to time (the “BTC Trust Registration Statement”), which is incorporated by reference in the Information Statement.

Preliminary Information Statement on Schedule 14C

General

1.

Please tell us how you considered the guidance in Article 11-01(a)(7-8) of Regulation S-X and if you intend to provide pro forma financial information giving effect to the Spin-off, including consideration of SAB Topic 1.B.2 and SAB Topic 5.Z.7.

Response

The Sponsor acknowledges the Staff’s comment, and confirms that it has considered the guidance in Article 11-01(a)(7-8) of Regulation S-X regarding the requirements on presentation of pro forma financial information, as well as Staff Accounting Bulletin Topic 1.B.2 (“SAB 1.B.2”) and Staff Accounting Bulletin Topic 5.Z.7 (“SAB 5.Z.7”). Although the Sponsor believes that no pro forma financial information is required pursuant to Article 11-01(a)(7) or (8) of Regulation S-X, as a pro forma financial presentation is not necessary to reflect the operations of the BTC Trust as an autonomous entity, or any other significant changes which would not be readily apparent as a result of other disclosures in the Information Statement, the Sponsor has revised the disclosure on pages 21-22 of the Information Statement, and on pages 60-65 of the BTC Trust Registration Statement (which is incorporated by reference in the Information Statement), to include pro forma financial information of the BTC Trust giving effect to the Initial Distribution in response to the Staff’s comment.

The Sponsor advises the Staff that no pro forma financial information of the GBTC Trust giving effect to the Initial Distribution is or will in the future be required to be presented by the GBTC Trust. The Sponsor notes that Article 11-01(a)(4) of Regulation S-X requires the filing of pro forma financial information when the disposition of a significant portion of a business either by sale, abandonment or distribution to shareholders by means of a spin-off, split-up or split-off has occurred or is probable and such disposition is not fully reflected in the historical financial statements. Per Article 11-01(b)(2) of Regulation S-X, a business disposition will only be considered “significant” if the business disposition meets the definition of a significant subsidiary in Rule 1-02(w) of Regulation S-X, substituting 20 percent for 10 percent each place it appears therein. Although the Sponsor does not believe the Initial Distribution constitutes the disposition of a “business” as such term is defined in Article 11-01(d), and instead constitutes an asset disposition, pro forma financial statements would not be required even if it did constitute a “business disposition,” because it would not be considered “significant” under such tests. The Sponsor advises the Staff that (i) the amount of Bitcoin to be contributed from the GBTC Trust to the BTC Trust in connection with the Initial Distribution is expected to be less than 20% of the Bitcoin held by the GBTC Trust, and (ii) neither the GBTC Trust nor the BTC Trust generates any revenues. As such, with respect to the GBTC Trust, the disposition of Bitcoin and/or shares of the BTC Trust occurring in connection with the Initial Distribution is not “significant” for purposes of Article 11-01 of Regulation S-X, and no pro forma financial information is required to be presented.

2.

Please provide us with your legal analysis as to whether the distribution of BTC Shares to the GBTC Shareholders as described in the information statement constitutes a sale or distribution for value within the meaning of Section 2(a)(3) of the Securities Act.

Response

The Sponsor submits that the Initial Distribution does not constitute a sale or distribution for value within the meaning of Section 2(a)(3) of the Securities Act, because a GBTC Shareholder neither gives value for, nor makes an independent investment decision about, the BTC Shares and, therefore, does not need the protection afforded by the Securities Act. In fact, consummation of the Initial Distribution does not require that GBTC Shareholders pay any consideration, exchange or surrender existing GBTC Shares or take any other action to receive BTC Shares, and no vote or consent of GBTC Shareholders is required or is being requested.

Staff Legal Bulletin No. 4, dated December 16, 1997 (“SLB 4”), addresses the Staff’s views regarding whether Section 5 of the Securities Act applies to spin-offs. In particular, SLB 4 provides that a subsidiary is not required to register a spin-off under the Securities Act if the following five conditions are met: (1) the parent stockholders do not provide consideration for the spun-off shares; (2) the spin-off is pro rata to the parent stockholders; (3) the parent provides adequate information about the spin-off and the subsidiary to its stockholders and to the trading markets; (4) the parent has a valid business purpose for the spin-off; and (5) if the parent spins off “restricted securities,” it has held those securities for at least two years.

The Sponsor believes that the Initial Distribution meets the conditions outlined in SLB 4 in all material respects, and that the GBTC Trust therefore should be permitted to complete the Initial Distribution without requiring registration of the Initial Distribution under the Securities Act. While the Initial Distribution may not ultimately be characterized as a “spin-off” for purposes of presentation under U.S. generally accepted accounting principles (“U.S. GAAP”), and the Sponsor therefore acknowledges that the fact pattern presented may not be fully aligned with customary fact patterns in corporate spin-offs, the Sponsor notes that SLB 4 defines a “spin-off” as occurring when “a parent company distributes shares of a subsidiary to the parent company’s shareholders,” as is the case with the Initial Distribution (as noted in the Sponsor’s response to Comment 3 below). Further, the Sponsor submits to the Staff that the basic principles underlying the Staff’s guidance in SLB 4 are addressed by the fact pattern presented by the Initial Distribution, and that for purposes of analyzing whether a sale or distribution for value has occurred within the meaning of Section 2(a)(3) of the Securities Act,

April 12, 2024	2

there are no material differences between the Initial Distribution and a more customary corporate spin-off that comports with SLB 4. In particular, the Sponsor advises the Staff that the purpose of the Initial Distribution is not to (i) create a market in the spun-off securities without providing adequate information to its shareholders or to the trading markets; (ii) create a public market in the shares of a company that has minimal operations or assets; or (iii) create a public market in the shares of a company that is a development stage company that has no specific business plan or whose business plan is to engage in a merger or acquisition with an unidentified company, and therefore not inconsistent with the policy rationale underlying SLB 4.

A detailed analysis of the five conditions in SLB 4 to the Initial Distribution is set forth below:

A. The parent shareholders do not provide consideration for the spun-off shares

The Commission has taken the position that a dividend of securities generally does not constitute a “sale” within the meaning of Section 2(a)(3) of the Securities Act because such dividend does not constitute a disposition “for value” within the meaning of that section. See Securities Act Release No. 33-929 (July 29, 1936). The rationale for this position is that the recipient of a dividend of securities neither gives value for, nor makes an independent investment decision about, such securities and, therefore, does not need the protection afforded by the Securities Act. As described in the Information Statement, the GBTC Shareholders will receive BTC Shares in connection with the Initial Distribution solely by virtue of their ownership of GBTC Shares on the Record Date, and will not be required to pay any consideration, exchange or surrender existing GBTC Shares or take any other action to receive BTC Shares. Furthermore, the GBTC Shareholders will not be making any investment decision about the BTC Shares or about the Initial Distribution. In addition, consummation of the Initial Distribution does not require any action whatsoever to be taken on the part of GBTC Shareholders, and GBTC Shareholders are expected to retain the same proportionate exposure in the Bitcoin underlying their GBTC Shares (including their GBTC Shares and BTC Shares) as a result of the Initial Distribution. Therefore, the first condition of SLB 4 is met.

B. The spin-off is pro rata to the parent shareholders

As described in the Information Statement, the distribution of BTC Shares to GBTC Shareholders will be effected on a pro rata basis, such that each GBTC Shareholder on the Record Date will be entitled to receive BTC Shares pro rata based on a 1:1 ratio, such that for each one share of the GBTC Trust held by each GBTC Shareholder, such GBTC Shareholder will be entitled to receive one BTC Share on the Distribution Date. Therefore, the second condition of SLB 4 is met.

C. The parent provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets

SLB 4 states that, if the subsidiary to be spun-off is a non-reporting company, the parent provides adequate information if, by the date it spins-off the securities: (i) it gives its shareholders an information statement that describes the spin-off and the subsidiary and that substantially complies with Regulation 14A or Regulation 14C under the Exchange Act; and (ii) the subsidiary registers the spun-off securities under the Exchange Act. With respect to a reporting subsidiary that has not been reporting for 90 days (such as the BTC Trust, as of the Distribution Date), the parent may provide adequate information in the same manner as a non-reporting subsidiary.

On or prior to the Distribution Date, the GBTC Trust will have satisfied each of these requirements in respect of providing adequate information. The GBTC Trust will give GBTC Shareholders the Information Statement, which describes the Initial Distribution and the BTC Trust, and substantially complies with the

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disclosure requirements set forth in Regulation 14C under the Exchange Act. In addition, in connection with the effectiveness of the BTC Trust Registration Statement and prior to the consummation of the Initial Distribution, the BTC Trust intends to register the BTC Shares under the Exchange Act by filing a registration statement on Form 8-A (the “BTC Trust Form 8-A”). The BTC Trust Form 8-A is expected to become effective concurrently with the effectiveness of the BTC Trust Registration Statement, each of which will occur on or prior to the Record Date prior to the distribution of any BTC Shares in the Initial Distribution. As such, as of the Distribution Date, the BTC Trust will have registered the BTC Shares under the Exchange Act and be subject to the reporting requirements of the Exchange Act. Therefore, the GBTC Trust satisfies the third condition of SLB 4 as applicable for a spin-off of a non-reporting subsidiary.

D. The parent has a valid business purpose for the spin-off

The Sponsor believes the Initial Distribution will accomplish a number of important business objectives and is in the best interests of GBTC Shareholders for a number of reasons. The Initial Distribution will result in GBTC Shareholders incurring lower fees, because the BTC Trust will have a materially lower fee than the GBTC Trust, thereby creating a lower blended fee for investors across the GBTC Trust and the BTC Trust. In addition, the Initial Distribution will not alter GBTC Shareholders’ exposure to Bitcoin underlying the GBTC Shareholders’ aggregate shareholdings. Furthermore, for U.S. federal income tax purposes the Initial Distribution is expected to be a non-recognition event for both the GBTC Trust and the GBTC Shareholders as of the Record Date, effectively enabling GBTC Shareholders to shift a portion of their spot Bitcoin exchange-traded product (“ETP”) exposure into a lower fee investment vehicle without recognizing gain or loss for U.S. federal income tax purposes. Finally, following the Initial Distribution, the BTC Trust and the GBTC Trust will operate as independent NYSE Arca, Inc. (“NYSE Arca”) listed ETPs, and neither will have any share ownership, beneficial or otherwise, in the other, providing all investors with another cost-effective spot Bitcoin ETP option. These reasons, among others, are set forth on page 3 of the Information Statement under “Purpose of the Initial Distribution” and constitute a valid business purpose in satisfaction of the fourth condition of SLB 4.

The Sponsor further advises the Staff that the purpose of the Initial Distribution is not to (i) create a market in the spun-off securities without providing adequate information to its shareholders or to the trading markets; (ii) create a public market in the shares of a company that has minimal operations or assets; or (iii) create a public market in the shares of a company that is a development stage company that has no specific business plan or whose business plan is to engage in a merger or acquisition with an unidentified company, and therefore not inconsistent with the policy rationale underlying this condition of SLB 4.

E. If the parent spins-off “restricted securities,” it has held those securities for at least two years

The BTC Trust is a newly formed Delaware statutory trust which will not have any independent assets or operations prior to the Initial Distribution. SLB 4 states that the two-year holding period condition does not apply where the parent formed the subsidiary being spun off, rather than acquiring the business from a third party. The Sponsor formed the BTC Trust on March 12, 2024, among other reasons, to receive the contemplated contribution of Bitcoins from the GBTC Trust and effectuate the Initial Distribution as described in the Information Statement, and the BTC Trust will have no material assets or operations prior to the occurrence of such events. Although a parent-subsidiary relationship between the GBTC Trust and the BTC Trust will not exist until immediately prior to the Initial Distribution on the Distribution Date, the Sponsor advises the Staff that the fact the BTC Trust was formed by the Sponsor (and not formed by the GBTC Trust) is a distinction without a difference. The BTC Trust was formed by the Sponsor for the administrative purpose of filing the BTC Trust Registration Statement and having an audit performed over its initial balance sheet (which consists of an insignificant amount of cash and no other assets), and the BTC Trust will not have any material assets or operations prior to the Initial Distribution. The Sponsor further advises the Staff that the GBTC Trust could

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theoretically accomplish the same end result by forming a new trust as a subsidiary on the Distribution Date, contributing Bitcoin to such new trust, and immediately distributing the new trust’s shares as a dividend to GBTC Shareholders – and the Sponsor does not believe the Staff intended for this hypothetical fact pattern to result in a different outcome under SLB 4 than the fact pattern presented. Therefore, the fifth condition of SLB 4 does not apply to the proposed Initial Distribution.

Based on the discussion above, the Sponsor believes that the Initial Distribution satisfies the requirements of SLB 4, and in any event does not constitute a sale or distribution for value within the meaning of Section 2(a)(3) of the Securities Act. Accordingly, the Initial Distribution will not require registration under the Securities Act.

3.

Please clarify whether GBTC Trust has a parent-subsidiary relationship with BTC Trust prior to the date on which the proposed transaction is consummated. To the extent that no parent-subsidiary relationship between GBTC Trust and BTC Trust exists prior to the date on which the proposed transaction is consummated, please tell us why you characterize this transaction as a spin-off. In your response, please provide us a detailed explanation of how the proposed transaction will be conducted, including a step-by-step description of the transaction mechanics, the related timing of each step and a comprehensive description of all parties involved, including any intermediary parties, and their respective roles in the transaction. Please also tell us how the transaction is being conducted under and consistent with Delaware law. In addition, please tell us whether the transaction constitutes a spin-off for purposes of the application to list the BTC Shares on NYSE Arca.

Response

The Sponsor acknowledges the Staff’s comment, and responds to each component in turn below. Capitalized terms used but not defined herein shall have the meaning given to them in the Information Statement.

Parent-subsidiary relationship

The Sponsor advises the Staff that the GBTC Trust and BTC Trust will have a parent-subsidiary relationship as of immediately prior to consummation of the Initial Distribution. On the Distribution Date, the BTC Trust will issue 100% of its issued and outstanding shares to the GBTC Trust in consideration for the corresponding contribution of Bitcoin from the GBTC Trust to the BTC Trust, thereby becoming a subsidiary of the GBTC Trust. Also on the Distribution Date, the GBTC Trust will then distribute such BTC Shares to its shareholders.

As noted above in response to Comment 2, while the Initial Distribution may not ultimately be characterized as a “spin-off” for purposes of presentation under U.S. GAAP, the Sponsor notes that SLB 4 defines a “spin-off” as occurring when “a parent company distributes shares of a subsidiary to the parent company’s shareholders,” as is the case with the Initial Distribution. The Sponsor further advises the Staff that the GBTC Trust could theoretically accomplish the same end result by forming a new trust as a subsidiary on the Distribution Date, contributing Bitcoin to such new trust, and immediately distributing the new trust’s shares as a dividend to GBTC Shareholders – SLB 4 does not contemplate any minimum period of time following a subsidiary’s formation by a parent which must elapse before such subsidiary’s shares can be distributed. Therefore, the Sponsor submits that the proposed Initial Distribution is properly characterized as a spin-off insofar as it relates to the parent-subsidiary relationship between the GBTC Trust and the BTC Trust. However, in order to avoid confusion in light of the fact that the proposed transaction may not ultimately be characterized as a “spin-off” for purposes of presentation under U.S. GAAP, the Sponsor has revised its terminology throughout the Information Statement and the BTC Trust Registration Statement to refer to the proposed transaction as the “Initial Distribution.”

April 12, 2024	5

Step-by-step description of transaction mechanics

Overview

The GBTC Trust intends to effectuate the Initial Distribution by contributing a certain amount of Bitcoin (which is expected to be less than 20% of the Bitcoin held by the GBTC Trust) to the BTC Trust. On the Distribution Date, newly-created BTC Shares will be issued to the GBTC Trust, and will be distributed to GBTC Shareholders as of the close of business on the Record Date, pro rata based on a 1:1 ratio, such that for each GBTC Shares held by each GBTC Shareholder, such GBTC Shareholder will be entitled to receive one BTC Share on the Distribution Date.

Prior to the Record Date

The BTC Trust initially filed the BTC Trust Registration Statement on March 12, 2024, and the GBTC Trust initially filed the Preliminary Information Statement on Schedule 14C on March 22, 2024.

After filing one or more amendments to the BTC Trust Registration Statement and upon receiving indication from the Commission that the BTC Trust Registration Statement is expected to be declared effective on a suitable timeline, the Sponsor will set and announce a record date (the “Record Date”) pursuant to appropriate approval by its Board of Directors in accordance with Delaware law. The Sponsor will also provide notice to NYSE Arca at least 10 calendar days in advance of such Record Date.

On March 12, 2024, the Sponsor, which manages the affairs of both the GBTC Trust and the BTC Trust, formed the BTC Trust, and prior to the Record Date, intends to purchase beneficial interests of the BTC Trust (the “Seed Shares”) in exchange for an insignificant amount of cash. Prior to the Initial Distribution, the Seed Shares will constitute all of the issued and outstanding beneficial interests in the BTC Trust. The Seed Shares will be redeemed for an insignificant amount of cash in connection with, and immediately prior to the consummation of, the Initial Distribution. The cash proceeds to the BTC Trust received in consideration for the sale of the Seed Shares will serve as the basis for the audit described in the sections entitled “Report of Independent Registered Public Accounting Firm” and “Statement of Financial Condition” in the BTC Trust Registration Statement.

The BTC Trust intends to file the BTC Trust Form 8-A to register the BTC Shares under the Exchange Act, which will become effective on or prior to the Record Date concurrently with the effectiveness of the BTC Trust Registration Statement, such that the BTC Trust will have an Exchange Act reporting obligation prior to consummation of the Initial Distribution in satisfaction of the “adequate information” requirement in SLB 4. Although the BTC Trust Registration Statement will be declared effective on or prior to the Record Date, the BTC Trust will not create or redeem any shares through Authorized Participants thereunder until after the Initial Distribution has been consummated.

Concurrently with filing of the BTC Trust Form 8-A, NYSE Arca is expected to file Form CERT in connection with the effectiveness of NYSE Arca’s 19b-4 application for listing and trading of the BTC Shares and the commencement of the BTC Trust’s creation and redemption programs. The Sponsor expects that trading in the BTC Shares on NYSE Arca will commence on the trading day immediately following the Distribution Date.

The Sponsor intends to submit an acceleration request with respect to the BTC Trust Registration Statement, requesting effectiveness on or prior to the Record Date. On or prior to the Record Date, subject to satisfactory resolution of any outstanding comments from the Staff, the Sponsor expects the BTC Trust Registration Statement to be declared effective, causing the Form 8-A and NYSE Arca’s Form CERT to become automatically effective.

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On the Record Date

The Record Date is expected to be approximately four business days prior to the Distribution Date.

On the Record Date, the portion of Bitcoin to be transferred to the BTC Trust will be determined as a ratio of the GBTC Trust’s total Bitcoin holdings as of the Record Date, and such Bitcoin (the “BTC Bitcoin Portion”) will be set aside and locked until the Distribution Date, reduced by the portion of the applicable sponsor’s fee that is attributable to the BTC Trust between the Record Date and the Distribution Date. However, the BTC Bitcoin Portion cannot otherwise be reduced, used for redemptions or sold to pay the sponsor’s fee attributable to the GBTC Trust between the Record Date and the Distribution Date.

The GBTC Shareholders who are entitled to receive BTC Shares in the Initial Distribution will be determined as of the close of business on the Record Date, at which point the GBTC Trust will file the Definitive Information Statement on Schedule 14C, in which it will disclose any previously omitted information regarding the Initial Distribution.

Between the Record Date and the Distribution Date

Between the Record Date and the Distribution Date, the GBTC Shares will continue to trade, and creations and redemptions of GBTC Shares will continue to be processed in the ordinary course. Such creations and redemptions will only impact the calculation of the net asset value of the portion of Bitcoin held by the GBTC Trust which is not set aside as part of the BTC Bitcoin Portion.

On the Distribution Date

The Initial Distribution will be consummated on the Distribution Date. Shortly after 4:00 p.m. ET on the Distribution Date: (i) the BTC Trust will issue a number of BTC Shares to the GBTC Trust equal to the number of GBTC Shares that were outstanding as of the Record Date, and simultaneously redeem the Seed Shares held by the Sponsor in exchange for an amount of cash equal to the amount the Sponsor paid for the Seed Shares, (ii) the GBTC Trust will contribute the BTC Bitcoin Portion to a separate Bitcoin wallet custodied by the custodian of the BTC Trust and (iii) newly-issued BTC Shares will be distributed by the GBTC Trust to GBTC Shareholders and entitlements held by GBTC Shareholders will cease to have effect. As a result of step (i) and prior to the Initial Distribution being consummated, the GBTC Trust and the BTC Trust will have a parent-subsidiary relationship as described above in this response to Comment 3.

On the first trading day following the Distribution Date

At market open on the first trading day following the Distribution Date and consummation of the Initial Distribution, trading of the BTC Shares is expected to commence on NYSE Arca, and creations and redemptions of the BTC Trust through Authorized Participants will begin to occur in the manner contemplated in the BTC Trust Registration Statement.

The GBTC Trust and BTC Trust will operate as independent NYSE Arca listed exchange-traded commodity products, and neither will have any share ownership, beneficial or otherwise, in the other, providing all investors another spot Bitcoin ETP option.

Delaware law

With respect to Delaware law, both the GBTC Trust and the BTC Trust are Delaware statutory trusts under the Delaware Statutory Trust Act, as amended (the “DSTA”), that are governed by their respective Trust

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Agreements (as to the GBTC Trust, the “GBTC Trust Agreement,” as to the BTC Trust, the “BTC Trust Agreement” and together, the “Trust Agreements”), and the mechanics for enacting the Initial Distribution structure are a function of each Trust Agreement. The provisions of the DSTA are largely default provisions that can be changed or modified in a governing instrument, intending to provide for maximum freedom of contract. Under both Trust Agreements, the Sponsor has broad authority to cause each of the GBTC Trust and the BTC Trust to act in accordance with the terms of each Trust Agreement, in particular in respect of making distributions in-kind (Section 3.7 of the GBTC Trust Agreement) and permitting the holding of interests in vehicles that hold Bitcoin pending distributions of such interests to GBTC Shareholders (Section 6.4(b) of the GBTC Trust Agreement). Under the DSTA, except for certain extraordinary circumstances, shareholders do not have any default voting rights, and even in those extraordinary circumstances, the default rights may be overridden in the governing instrument for the trust. Here, GBTC Shareholders only have the right to vote in limited circumstances: on the merger or reorganization of the Sponsor with a non-affiliate; the appointment of a successor Sponsor; the election to continue the affairs of the Trust when the Sponsor is no longer able to act by appointing a successor Sponsor; and amendments to the Trust Agreement that have a material adverse effect on the GBTC Shareholders. Given the limitations under the GBTC Trust Agreement on voting rights, and no statutory defaults under the DSTA for distributions to shareholders, the Sponsor can cause the GBTC Trust to act in furtherance of the Initial Distribution without the vote of the GBTC Shareholders. Further, under the DSTA, unless the governing instrument provides otherwise, no appraisal rights are available to the beneficial holders of the beneficial interests of a trust. The Trust Agreement for the GBTC Trust does not provide any appraisal rights for any GBTC Shareholders. Therefore, the Initial Distribution is being conducted in a manner that is consistent with Delaware law.

NYSE Arca listing application

The Sponsor submits that the BTC Shares are expected to already be listed on NYSE Arca as of the Record Date, and prior to the consummation of the Initial Distribution, by virtue of the BTC Trust Registration Statement having been declared effective. Therefore, the application to list the BTC Shares on NYSE Arca does not specifically depend on or relate to the manner of the distribution of BTC Shares to GBTC Shareholders in the Initial Distribution, as such events will occur after the BTC Shares have been listed on NYSE Arca.

4.	We note your disclosure on page 18 that:

•

To the extent an investor’s GBTC Shares are “pledged as collateral or included in the calculation of financial covenants in financing arrangements or other securities, the liquid value of such GBTC Shares (excluding the value of any entitlements to BTC Shares) would decrease after the Record Date to the extent of the value of the BTC Bitcoin Portion”; and

•

An investor’s ability to pledge the full value of its GBTC Shares, including corresponding entitlements to BTC Shares with respect thereto, as collateral during the period between the Record Date and the Distribution Date may similarly be impaired.

Please provide your analysis as to whether any such impairment of an investor’s ability to pledge the full value of its GBTC Shares as collateral during the period between the Record Date and the Distribution Date constitutes a waiver of any substantive rights. In this regard, we note that the Trust’s investment objective is for the value of the Shares (based on Bitcoin per Share) to reflect the value of the Bitcoin held by the Trust. If so, please tell whether, and if so how, such waiver impacts your analysis whether the transaction constitutes a sale or disposition for value under Section 2(a)(3) of the Securities Act.

Response

The Sponsor advises the Staff that an investor is not waiving any substantive rights during the period between the Record Date and the Distribution Date. During this period, an investor could, in theory, continue to

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pledge the full value of its GBTC Shares (measured as of immediately prior to the Record Date) by pledging their entitlement to receive the BTC Shares on the Distribution Date, such that the overall value of the Bitcoin that an investor has exposure to and is able to pledge is unchanged through the duration of the proposed Initial Distribution. Furthermore, the Sponsor advises the Staff that it is customary in margin loan agreements and other debt arrangements under which an investor may pledge his or her securities as collateral to include provisions providing for the automatic pledge of the “proceeds of collateral,” which may include spin-off shares received as part of a distribution with respect to the original collateral. Therefore, absent unforeseen circumstances, shareholders should still be permitted to pledge the full value of the Bitcoin underlying their GBTC Shares (including entitlements to BTC Shares), whether that happens automatically or through a contractual pledge of the entitlement to receive BTC Shares on the Distribution Date. The Sponsor has advised GBTC Shareholders who have pledged their GBTC Shares to consult with their financial advisors out of an abundance of caution.

In addition, as discussed in response to Comment 2 above, the Commission has taken the position that a dividend of securities generally does not constitute a “sale” within the meaning of Section 2(a)(3) of the Securities Act because such dividend does not constitute a disposition “for value” within the meaning of that section. See Securities Act Release No. 33-929 (July 29, 1936). The rationale for this position is that the recipient of a dividend of securities neither gives value for, nor makes an independent investment decision about, such securities and, therefore, does not need the protection afforded by the Securities Act. Therefore, the Sponsor submits that an investor is not waiving any substantive rights and any impairment of an investors’ ability to transact in entitlements does not impact the Sponsor’s analysis of whether the transaction constitutes a sale or disposition for value under Section 2(a)(3) of the Securities Act.

The Sponsor has revised the disclosure on page 18 of the Information Statement to make clear that investors will not be able to sell or transfer entitlements to receive BTC Shares on NYSE Arca prior to or on the Distibution Date, and to the extent an investor’s GBTC Shares are pledged as collateral or included in the calculation of financial covenants in financing arrangements or other securities, such investors are encouraged to consult their financial advisor to determine the extent to which corresponding entitlements to receive BTC Shares may automatically or voluntarily be pledged as proceeds of such collateral under the contractual terms of such financial covenants in financing arrangements or other securities, in response to the Staff’s comment.

Risk Factors Relating to the Initial Distribution, page 16

5.	To the extent material, please discuss the risk that there may be less liquidity or wider spreads in the market for the BTC Shares as compared to the GBTC Shares.

Response

The Sponsor has revised the disclosure on page 17 of the Information Statement in response to the Staff’s comment. The Sponsor has also revised the disclosure on pages ii, 5 and 57 of the BTC Trust Registration Statement, which is incorporated by reference in the Information Statement, in response to the Staff’s comment.

Material U.S. Federal Income Tax Consequences of the Initial Distribution, page 20

6.

We note that your discussion of tax consequences is based on the assumption that each of the GBTC Trust and BTC Trust will be treated as a grantor trust for U.S. federal income tax purposes. Please revise to describe the reasons for and level of any uncertainty associated with grantor trust status. Please also disclose whether you have or will receive an opinion of counsel that neither the GBTC Trust nor any Holder will recognize gain or loss for U.S. federal income tax purposes as a result of the transaction.

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Response

The Sponsor has revised the disclosure on pages 16-17 and 23-25 of the Information Statement in response to the Staff’s comment. The Sponsor has also revised the disclosure on pages 51-52 and 125-126 of the BTC Trust Registration Statement, which is incorporated by reference in the Information Statement, in response to the Staff’s comment.

Incorporation of Certain Information by Reference, page 22

7.	Please tell us why you believe you are permitted to incorporate by reference to the registration statement on Form S-1 (333-277837) filed by BTC Trust on March 12, 2024.

Response

The Sponsor advises the Staff that the GBTC Trust is permitted to incorporate by reference the information in the BTC Trust Registration Statement that is required under, and in accordance with, Item 13 of Schedule 14A under the Exchange Act. As a large accelerated filer and well-known seasoned issuer that has been subject to the reporting requirements of Section 12 since January 31, 2020, the GBTC Trust is permitted to utilize incorporation by reference in the filings it makes, including the Information Statement on Schedule 14C which has been filed for purposes of providing adequate information about the Initial Distribution and the BTC Trust to GBTC Shareholders in compliance with SLB 4.

Item 13(a) of Schedule 14A specifies financial and other information required to be included in respect of any matter specified in Item 12. Item 12 relates to actions to be taken with respect to the modification of any class of securities of the registrant, and specifies information required to be furnished in connection therewith. The Sponsor submits that the proposed transaction constitutes a modification of the GBTC Trust’s outstanding GBTC Shares within the scope of Item 12 as it reduces the Bitcoin underlying such GBTC Shares in connection with the distribution of such Bitcoin to the BTC Trust in connection with the Initial Distribution.

Item 13(b)(1) permits registrants meeting the requirements of Form S-3 to incorporate by reference to previously filed documents any of the financial and other information required by Item 13(a). Section (a) of Note E of Schedule 14A provides that a registrant “meets the requirements of Form S-3” if: (A) the registrant meets the requirements of General Instruction I.A. of Form S-3; and (B) the registrant meets the aggregate market value requirement of General Instruction I.B.1 of Form S-3, which requires that the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant is $75 million or more. The Sponsor advises the Staff that the GBTC Trust, which is a large accelerated filer and well-known seasoned issuer and has an effective shelf registration statement on Form S-3 on file with the Commission, meets the requirements of General Instruction I.A and the aggregate market value requirement of General Instruction I.B.1 of Form S-3, and therefore meets the requirements of Form S-3 as specified by Section (a) of Note E of Schedule 14A, as required by Item 13(b)(1) for a registrant to incorporate by reference information required by Item 13(a) of Schedule 14A.

Section (c) of Rule 12b-23 under the Exchange Act provides that any document filed with the Commission may be incorporated by reference as an exhibit to any statement or report filed with the Commission by the same or any other person. Therefore, the GBTC Trust, in satisfaction of the requirements of Item 13 of Schedule 14A, is permitted to incorporate by reference the filings of the BTC Trust, including the BTC Trust Registration Statement. The Sponsor further notes that the Definitive Information Statement on Schedule 14C is expected to incorporate by reference the BTC Trust Registration Statement at a time when such registration statement has been declared effective by the Staff.

* * *

April 12, 2024	10

In connection with its response to the Staff’s comments, the Sponsor acknowledges that the Sponsor and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact Joseph Hall, at (212) 450-4565 or joseph.hall@davispolk.com, or me, at (212) 450-3222 or dan.gibbons@davispolk.com, with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Dan Gibbons

Dan Gibbons

cc:	Michael Sonnenshein
Craig Salm
Jake Karlsruher

Joseph A. Hall
Davis Polk & Wardwell LLP

April 12, 2024	11